Exhibit 12

Willbros Group, Inc.

Statements Regarding Computation of Ratios

		Year Ended December 31,
	Three Months Ended March 31, 2014	2013	2012	2011	2010	2009
Earnings:
Earnings (loss) from continuing operations before income taxes	$3,345	$(8,902)	$(18,564)	$(243,941)	$(53,638)	$14,995
Plus: Fixed charges	11,071	45,411	41,225	53,814	31,205	13,329

Total Earnings	$14,416	$36,509	$22,661	$(190,127)	$(22,433)	$28,324

Fixed Charges:
Interest expense	$7,252	$25,065	$20,305	$29,576	$20,009	$5,919
Amortization of debt expense	492	6,224	9,237	15,582	8,225	4,352
Rental expense attributed to interest (1/3)	3,327	14,122	11,683	8,656	2,971	3,058

Total Fixed Charges:	$11,071	$45,411	$41,225	$53,814	$31,205	$13,329

Ratio of earnings to fixed charges	1.30	(1)	(1)	(1)	(1)	2.12

(1)	Earnings for the year ended December 31, 2013, 2012, 2011 and 2010 were insufficient to cover fixed charges by $8.9 million, $18.6 million, $243.9 million and $53.6 million, respectively.